SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 11 April, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	1Q25 bp Trading Statement Part 1 of 1 dated 11 April 2025

Exhibit 1.1

FOR IMMEDIATE RELEASE
London 11 April 2025 BP p.l.c. Trading Statement
First quarter 2025 trading statement

The following Trading Statement provides a summary of BP p.l.c.'s (bp) current estimates and expectations for the first quarter of 2025, including data on the economic environment as well as group performance during the period.

The information presented is not comprehensive of all factors which may impact bp's group results for the first quarter 2025 and is not an estimate of those results. Also refer to bp's fourth quarter and full year 2024 group results announcement on 11 February 2025 for first quarter and full year 2025 guidance items which continue to apply unless explicitly stated. A summary of that guidance is also provided in the Appendix to this Trading Statement. All information provided is subject to the finalization of bp's financial reporting processes and actual results may vary.
bp's group results for the first quarter 2025 are expected to be published on 29 April 2025.

Updated 1Q25 guidancea

●      Reported upstream productionb in the first quarter is expected to be lower compared to the prior quarter, with production slightly higher in oil production & operations and lower in gas & low carbon energy including the already announced divestments in Egypt and Trinidad completed towards the end of prior quarter.

●      In the gas & low carbon energy segment, realizationsc, compared to the prior quarter, are expected to be broadly flat including changes in non-Henry Hub natural gas marker prices. The gas marketing and trading result is expected to be weak.

●      In the oil production & operations segment, realizationsc, compared to the prior quarter, are expected to be broadly flat including the impact of price lags on bp's production in the Gulf of America and the UAE.

●      In the customers & products segment, compared to the prior quarter, results are expected to be impacted by the following factors:

◦     customers - lower costs and stronger midstream performance, partly offset by seasonally lower volumes.

◦     products - stronger realized refining margins in the range of $0.1 - 0.3 billion and a lower impact from turnaround activity. The oil trading result is expected to be average.

●      Other items:

◦     Net debt at the end of the first quarter is expected to be around $4 billion higher compared to the fourth quarter. This is driven primarily by a working capital build, which is largely expected to reverse, reflecting seasonal inventory effects, timing of payments including annual bonus payments and payments related to low carbon assets held for sale.

◦     The underlying effective tax rate for the first quarter is expected to be around 50%, which reflects the geographical mix of profits.

a                All impacts influence bp's underlying RC profit before interest and tax, unless stated otherwise.

b                Includes bp's share of production of equity-accounted entities.

c                Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Trading conditions

Brent averaged $75.73/bbl in the first quarter 2025 compared to $74.73/bbl in the fourth quarter 2024.

US gas Henry Hub first of month index averaged $3.65/mmBtu in the first quarter 2025 compared to $2.79/mmBtu in the fourth quarter 2024.

The bp RMM* averaged $15.2/bbl in the first quarter 2025 compared to $13.1/bbl in the fourth quarter 2024.

Further information on prices and bp's current rules of thumb can be found at the following link: bp.com Rules of Thumb

Cautionary Statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including (without limitation): price fluctuations in crude oil and natural gas; changes in demand for bp's products; currency fluctuations; drilling and production results; reserves estimates; sales volume and sales mix numbers; supply and demand imbalances including as a result of direct or indirect restrictions on production; regional pricing differentials and refining margins; seasonal impacts on product demand and operating expenses; resolution of trading and derivative positions for the quarter; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage as well as those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2024 as filed with the US Securities and Exchange Commission. Furthermore, additional factors may exist that will be relevant to bp's group results for the first quarter of 2025 that are not currently known or fully understood. Neither bp nor any of its subsidiaries assumes any obligation to update, revise or supplement any forward-looking statement contained in this announcement to reflect future circumstances, events or information.
The contents of websites referred to in this announcement do not form part of this announcement.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c., is Ben Mathews, Company Secretary.

FOR IMMEDIATE RELEASE
London 11 April 2025 BP p.l.c. Trading Statement
Appendix: Guidance issued in 4Q24 Stock Exchange Announcementa

Guidance Area	Full Year 2025	1Q25 vs 4Q24
Reported and underlying* upstream production	Reported upstream production to be lower and underlying upstream production to be slightly lower than 2024, of which oil production & operations broadly flat and gas & low carbon energy lower
Reported upstream production to be lower primarily due to the already announced divestments in Egypt and Trinidad, which completed towards the end of 4Q and base decline in both regions, totaling around 90 thousand barrels of oil equivalent per day

Customers
Growth from convenience, including a full year contribution from bp bioenergy and a higher contribution from TravelCenters of America; earnings growth to be supported by structural cost reduction; fuels margins to remain sensitive to the cost of supply; earnings delivery to remain sensitive to the relative strength of the US dollar

● seasonally lower volumes ● fuels margins to remain sensitive to movements in the cost of supply ● earnings delivery to remain sensitive to the relative strength of the US dollar
Products
Broadly flat refining margins and stronger underlying performance underpinned by the absence of the plant-wide power outage at Whiting refinery; improvement plans across the portfolio; similar levels of turnaround activity, with phasing of turnaround activity in 2025 heavily weighted towards 1H25, with the highest impact in 2Q

● realized refining margins to remain low in the first quarter ● lower lever of refinery turnaround activity
OB&C	Around $1bn charge
DD&A	Broadly flat compared with 2024
Underlying effective tax rate*b	Expected to be around 40%
Capital expenditure*c	Around $15bn
Divestment and other proceeds	Around $3bn weighted towards 2H25
Gulf of America oil settlement payments	~$1.2bn pre-tax, of which $1.1bn 2Q
a                Refer to bp's fourth quarter and full year 2024 group results announcement and bp.com for full text.

b                Underlying effective tax rate is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group's profits and losses.

c                Refer to bp's strategy announcement on 26 February 2025 for more details.

*        See Glossary.

Contacts
	London	Houston
Press Office	David Nicholas	Paul Takahashi
	+44 (0) 7831 095541	+1 713 903 9729
Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

Glossary

Underlying production - 2025 underlying production, when compared with 2024, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

BP p.l.c.'s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 11 April 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary